January 25, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:                             Acceleration Request of Velti plc

Registration Statement on Form F-1 (File No. 333-166793)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Velti plc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:45 p.m., Eastern Time, on Thursday, January 27, 2011, or as soon thereafter as practicable.  The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Peter Astiz of DLA Piper LLP (US), counsel to the Registrant, at (650) 833-2036 or by facsimile at (650) 687-1159.

Very truly yours,

Velti plc

By:	/s/ Sally J. Rau
Sally J. Rau
Chief Administrative Officer, General Counsel and
Secretary

January 25, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:  Barbara Jacobs, Assistant Director

Re:	Velti plc
Registration Statement on Form F-1 (File No. 333-166793)

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Jefferies & Company, Inc., as representative of the several underwriters (the “Representative”) hereby joins in the request of Velti plc (the “Company”) with respect to the effective time of the above referenced Registration Statement so that it will become effective Thursday, January 27, 2011, at 4:45 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that, during the period from January 12, 2011 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated January 12, 2011:

To Whom Distributed	Number of Copies
Institutions	1,647
Brokers	175
Other	65
Total	1,887

The Representative confirms that it has complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[signature page follows]

Sincerely yours,

JEFFERIES & COMPANY, INC.,
Acting as Representative of the Several Underwriters

JEFFERIES & COMPANY, INC.

By:	/s/ Phil Berkowitz

Name:	Phil Berkowitz

Title:	Managing Director